[BLANK ROME LLP LETTERHEAD] December 22, 2009

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Berkshire Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Mr. Vaughn:

This will confirm our telephone conversation today regarding the timing of the responses of  my client, Berkshire Bancorp Inc. (“Berkshire”), to the  comments contained in your letter to Berkshire, which Berkshire received on December 17, 2009.

As I advised you during our conversation, inasmuch as the comments relate to accounting matters and the offices of Berkshire’s accountants will be closed for the last ten days of this year, Berkshire informs me that it will respond to your comments on or before January 15, 2010.

Please call me at (212) 885-5565 if you have any questions.

Best wishes for the Holidays.

Very truly yours, /s/ Emanuel J. Adler Emanuel J. Adler